ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

20 June 2011

Allied Gold Mining PLC

PRE-QUOTATION DISCLOSURE

Allied Gold Mining PLC (the "Company") was admitted to the Official List of ASX Limited on Monday, 20 June 2011.

Official Quotation of the Company's securities will commence at 10:00am ±30 seconds AEST (8:00 am WST) on Tuesday 21 June 2011 on a deferred settlement basis.

The following information is released as pre-quotation disclosure.

1. A statement confirming the date for allotting securities to participants in the Scheme and the date for despatch.
2. Indicative distribution schedule.
3. Indicative statement of top 20 security holders.
4. The Company's certificate of incorporation.
5. The Company's Articles of Association.
6. An update on the progress of the Company's application for listing on LSE and TSX.
7. The Company's securities trading policy.
8. The Company's corporate governance statement.
9. A statement that the fact that ASX may admit the Company to its official list is not to be taken in any way as an indication of the merits of the Company.

Security Codes: ALDDA (deferred trading)
ALD (from commencement of normal trading)

Kerrie Papamihail
Assistant Manager, Listings (Perth)